Mail Stop 4561

July 11, 2008

Thomas K. Johnston, President and CEO
SearchPath International, Inc.
1350 Euclid Avenue, Suite 325
Cleveland, Ohio 44115

> **Re:** **SearchPath International, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 26, 2008**
> **File No. 000-53277**

Dear Mr. Johnston:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We remind you that the registration statement will become effective by operation of law on August 12, 2008, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. Considering the nature and extent of our comments, we urge you to promptly file an amendment to address these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business

Business of the Issuer, page 1

1. Please provide supplemental support for the claim that your company "was founded and is led by driven, focused, highly successful recruiting and franchising professionals that bring dynamic, innovative ideas and proven track records of success to the SPI platform."

Industry Background, page 1

2. With respect to every third-party statement in your registration statement -- such as the market data you cite in the first paragraph under this caption -- please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement. Also, please tell us whether all or any of the reports were prepared for you.

Franchise Referral Program, page 5

3. In your example of the incentives that you provide franchisees to participate in the Franchise Referral Program, you state that a franchisee that sells five franchises per year over 10 years could potentially receive recurring revenue of $500,000 per year. Please provide greater disclosure, perhaps by way of example, of your basis for this statement. Please also disclose the likelihood of a franchisee receiving recurring revenue of this magnitude.

Competition, page 6

4. You state that the staffing and recruitment industry is highly competitive with low barriers to entry but you "believe that none of [y]our competitors present the breadth of services SPI has to offer." Please disclose any negative factors pertaining to your competitive position in the staff and recruitment industry.

Item 1A. Risk Factors

We derive a significant portion… page 8

5. We note that you introduce your risk factor with a subheading that states that the company derives a significant portion of its revenues from franchisees. Please clarify the subheading to adequately describe the risk that you may not be able to attract new franchisees or be able to retain existing franchisees.

Certain offerings of the Company's securities under Regulation D… page 9

6. Please expand the disclosure under this caption to provide further detail regarding the nature of the potential federal securities law violations.

There is no active trading market for our common stock… page 10

7. Please disclose the steps you have taken to apply for trading on the OTCBB. We understand that a market maker must sponsor the security and demonstrate compliance with Rule 15c2-11 under the Securities Exchange Act of 1934 before quotations for that issuer's securities may begin on the OTCBB.   Please revise this risk factor accordingly, and note that quotation of your common stock on the OTCBB is not entirely within your discretion. You should also revise similar statements appearing on page 25.

Item 2. Financial Information

Forward-Looking Statements, page 12

8. Please tell us what documents you intend to incorporate by reference into your registration statement, and cite to the authority which permits you to do this.

Item 4. Security Ownership of Beneficial Owners and Management, page 21

9. Please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by The Signature Fund. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Change of Control and Management, page 22

10. You appear to be referring to a pending business combination which will involve a change in control of your company. Please supplement your disclosure regarding this pending transaction.

Item 5. Directors and Executive Officers, page 22

11. Please tell us whether you consider Terry Tibbits, who is listed in the Summary Compensation Table on page 23, to be an executive officer. If so, please tell us why you have not provided information for Mr. Tibbits under Item 5 of your registration statement. See Item 401 of Regulation S-K. Also, please file any employment agreement with Mr. Tibbits as an exhibit to your registration statement.

Item 6. Executive Compensation, page 23

12. Please provide a narrative disclosure to the summary compensation table including the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten. See Item 402(o) of Regulation S-K. We note in this regard that you provide some compensation information under Item 7 on page 24 for Michael Woods and Elin Young. Please tell us whether there is an employment agreement or arrangement with Elin Young for her position as General Counsel. Also supplement the disclosure relating to Michael Woods by including the term of his employment agreement and the compensation provided for under the agreement.

Item 7. Certain Relationships and Related Transactions, page 24

13. Please explain the basis on which Mr. Furth is a related person under Item 404(a) of Regulation S-K. Please also explain why Mr. Furth does not appear in the beneficial ownership table set forth on page 21.

14. It appears from the notes to your financial statements that the company has amounts payable to a related party for various shared expenses including rent, utilities, payroll, and insurance totaling $193,486 and $219,817 for the years ended June 30, 2007 and 2006, respectively. Please tell us why you have not disclosed these transactions under Item 7.

15. Please provide disclosure regarding any "promoters" of your company, as defined in Rule 405 under the Securities Act of 1933. See Item 404(d)(2) and Item 401(g) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 25

16. Please provide the information required by Item 201(a)(2) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 25

17. Please tell us why you have not disclosed under Item 10 the issuance of restricted shares of common stock to Marguiles & Levinson LLP on April 29, 2008 in exchange for services. We note that Item 701 of Regulation S-K applies to securities issued in exchange for services. Similarly, you do not appear to have disclosed under this caption the recent issuance to Mr. Johnston.

Item 15. Financial Statements and Exhibits, page 28

18. Please revise your interim financial statements to include a balance sheet as of the end of the preceding fiscal year. Refer to Rule 8-03 of Regulation S-X.

19. We note an inconsistency in the notes to the financial statements regarding the number of shares of common stock underlying the convertible debt. On page F-11, you state that the $273,450 debt can be converted into 1,233,800 shares of common stock. However, on page F-24, you state that the $273,450 debt can be converted into 1,313,800 shares of common stock. Please explain, or revise your disclosure.

20. Please tell us how you considered the requirements of SAB Topic 4C as it relates to the stock split disclosed in note 9 on page F-15.

Independent Auditors' Report, page F-16

21. We note your response to comment 1 of our letter dated June 26, 2008 and note that the independent auditors' report does not conform to PCAOB standards. Specifically, the language appearing in the second sentence of the second paragraph in the example opinion on page 146 of AS1 is omitted. Please revise to include this language.

Exhibits

22. Please tell us how you determined that neither your form of franchise agreement, nor any particular franchise agreement, needs to be filed pursuant to Item 601(b)(10) of Regulation S-K.

23. Please tell us why you have not filed as exhibits to your registration statement the documents relating to the private placements of your convertible notes and instruments defining the rights of the holders. See Item 601(b)(4) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 15 calendar days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all

Thomas K. Johnston
SearchPath International, Inc.
July 11, 2008
Page 6

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jan Woo at (202) 551-3453 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: James W. Margulies
       Margulies & Levinson LLP
       Via fax at (216) 514-5996